Exhibit 99.2

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.

EXCEPT AS MENTIONED OTHERWISE IN THE PROXY STATEMENT AND BELOW ON THIS PROXY, IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒
PROPOSAL NO. 1: To re-elect the following persons to the Board of Directors, each to serve until the next Annual General Meeting of shareholders: Shai Novik, Abraham Havron, Gil Hart, Michel Habib, Sangwoo Lee, Bernhard Kirschbaum and Brian Schwartz.	FOR	AGAINST	ABSTAIN
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PROPOSAL NO. 2: To approve the grant of 6,750 Restricted Stock Units (“RSUs”), in the aggregate, to each of our non-executive directors for the periods 2019 and 2020 (3,375 RSUs per each of 2019 and 2020), vesting annually over 4 years.	FOR	AGAINST	ABSTAIN
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PROPOSAL NO. 3: To approve an amendment to the chairman agreement between the Company and A.S. Novik Ltd. (the “Amended Chairman Agreement”) pursuant to which Mr. Shai Novik, the chairman of our board of directors, will be entitled to 3.33% of gross proceeds received by the Company or its shareholders in connection with a commercial transaction with the Company or sale of the Company, as set forth in Section 3(g) of the Amended Chairman Agreement attached as Exhibit A to the Proxy Statement.	FOR	AGAINST	ABSTAIN
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Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 3? (Please note: if you do not mark either YES or NO you will be deemed as having a Personal Interest with respect to proposal 3 and your vote will not be counted for the special disinterested majority required for the approval of proposal 3).	YES	NO
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PROPOSAL NO. 4: To approve a further provision to the Amended Chairman Agreement, pursuant to which the remuneration payable to Mr. Novik will be paid in Israeli Shekels (NIS) instead of US Dollars (USD), at a fixed NIS:$ exchange rate, as set forth in Sections 3(a) and 3(f) of the Amended Chairman Agreement attached hereto as Exhibit A to the Proxy Statement.	FOR	AGAINST	ABSTAIN
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PROPOSAL NO. 5: To approve the grant of 81,075 RSUs, to Mr. Shai Novik, the Company’s Executive Chairman, as an equity bonus for 2020, vesting annually over a 4-year period.	FOR	AGAINST	ABSTAIN
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PROPOSAL NO. 6: To approve the payment of a $60,000 cash bonus for 2020 to Mr. Oren Hershkovitz, the Company’s Chief Executive Officer.	FOR	AGAINST	ABSTAIN
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Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 6? (Please note: if you do not mark either YES or NO you will be deemed as having a Personal Interest with respect to proposal 6 and your vote will not be counted for the special disinterested majority required for the approval of proposal 6).	YES	NO
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PROPOSAL NO. 7: To approve the grant of 25,350 RSUs, to Mr. Oren Hershkovitz, as an equity bonus for 2020, vesting annually over a 4-year period.	FOR	AGAINST	ABSTAIN
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Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 7? (Please note: if you do not mark either YES or NO you will be deemed as having a Personal Interest with respect to proposal 7 and your vote will not be counted for the special disinterested majority required for the approval of proposal 7).	YES	NO
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PROPOSAL NO. 8: To approve a 5% increase for Mr. Oren Hershkovitz in his base salary in 2021 over his 2020 base salary and to set his target-bonus for 2021 at up to 30% of his 2021 base salary.	FOR	AGAINST	ABSTAIN
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Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 8? (Please note: if you do not mark either YES or NO you will be deemed as having a Personal Interest with respect to proposal 8 and your vote will not be counted for the special disinterested majority required for the approval of proposal 8).	YES	NO
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PROPOSAL NO. 9: To approve the grant of 30,750 RSUs, to Dr. Dror Mevorach, the Company’s Chief Scientific Officer, as an equity bonus for 2020, vesting annually over a 4-year period.	FOR	AGAINST	ABSTAIN
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Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 9? (Please note: if you do not mark either YES or NO you will be deemed as having a Personal Interest with respect to proposal 9 and your vote will not be counted for the special disinterested majority required for the approval of proposal 9).	YES	NO
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PROPOSAL NO. 10: To approve, subject to certain conditions, the acceleration of the vesting of (i) 24,412 options previously granted to him; and (ii) 6,750 RSUs, subject to their being granted to him under Proposal 2.	FOR	AGAINST	ABSTAIN
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PROPOSAL NO. 11: To approve the extension of the exercise period in which Mr. Halpert may exercise his vested Options to December 31, 2024.	FOR	AGAINST	ABSTAIN
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PROPOSAL NO. 12: To approve an amendment to Section 10.2.5 of the Company’s Compensation Policy for Executives and Directors as set forth in the Proxy Statement.	FOR	AGAINST	ABSTAIN
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Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 12? (Please note: if you do not mark either YES or NO you will be deemed as having a Personal Interest with respect to proposal 12 and your vote will not be counted for the special disinterested majority required for the approval of proposal 12).	YES	NO
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PROPOSAL NO. 13: To approve an increase in cash compensation for non-executive board members of the Company from its current level (approximately 14,345 USD fixed fee per annum, plus approximately 370 USD per meeting), by 25% per year, until up to the maximum amount permitted under Israeli law for external directors.	FOR	AGAINST	ABSTAIN
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PROPOSAL NO. 14: To reappoint BKR Yarel & Partners CPA, the Company’s auditors for the year ending December 31, 2021, as the Company’s auditors and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.	FOR	AGAINST	ABSTAIN
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The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

______________________	______________________	______________________
(NAME OF SHAREHOLDER)	(SIGNATURE OF SHAREHOLDER)	(DATE)

Each shareholder voting at the meeting or prior thereto by means of this accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with Proposals 3, 6, 7, 8, 9 and 12, as a condition for his or her vote to be counted with respect to such Proposal. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to Proposals 3, 6, 7, 8, 9 and 12, his, her or its vote with respect to such Proposal his, her or its vote will not be counted for the special disinterested majority required for the approval of such Proposal.

For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

ENLIVEX THERAPEUTICS LTD.

Annual and Extraordinary General Meeting of Shareholders to be held on November 4, 2021

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Enlivex Therapeutics Ltd. (the “Company”) hereby appoints Ms. Shachar Shlosberger, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual and Extraordinary General Meeting of Shareholders of the Company, to be held at the corporate offices of the Company at 14 Einstein Street, Nes Ziona, Israel 7403618, Israel on November 4, 2021, at 12:00 (Eastern Standard Time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)